Mail Stop 4561

July 6, 2006

James E. Cashman, III
President and Chief Executive Officer
Ansys, Inc.
275 Technology Drive
Canonsburg, PA 15317

> **Re:** **Ansys, Inc**
> **Form 10-K/A for Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **Form 8-K Filed April 27, 2006**
> **File No. 000-20853**

Dear Mr. Cashman:

We have reviewed your response letter dated June 16, 2006 in addition to the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Fiscal Year Ended December 31, 2005

Note 17. Subsequent Event

1. As per our phone conversation with the Company's legal counsel on July 6, 2006, we note that you intend to file the Form 8-K/A, which includes the financial statements of Fluent on July 14, 2006. We will review this document when filed and may have further comments based on our review.

2.   We note your response to our prior comment no. 2 and your proposed revised
     disclosures with regards to your non-GAAP financial measures. We continue to
     have the following comments with regards to such information:

     ▪ While we note that you removed your full non-GAAP income statement
       reconciliation, you continue to discuss adjustments to arrive at the non-GAAP
       adjusted operating profit margin, such as non-GAAP cost of software licenses,
       non-GAAP amortization of software and acquired technology, non-GAAP cost of
       maintenance and services, non-GAAP selling and marketing expenses, non-
       GAAP research and development expense, non-GAAP amortization expense, and
       non-GAAP general and administrative expense. The Staff continues to believe
       that each of these items creates a non-GAAP financial measure for which you
       have not included the disclosure requirements of Item 10(e) of Regulation S-K
       and Question 8 of the FAQ. Please include the required disclosures or revise to
       remove the reference to these non-GAAP measures.
     ▪ With regards to your reconciliation of the non-GAAP operating profit margin and
       the non-GAAP diluted earnings per share, the footnotes 1 and 2 to the adjustments
       column should quantify each of the amounts adjusted from operating income and
       net income for (a) amortization of intangible assets acquired in a business
       combination, (b) stock-based compensation and (c) the related income tax impact.
     ▪ Your statement that 'The Company believes eliminating these expenses to arrive
       at its presentation of non-GAAP adjusted operating profit margin and non-GAAP
       adjusted earnings per share is useful to investors because these non-GAAP
       measures more appropriately reflect the results of the Company's performance'
       does not provide a substantive reason why management believes these non-GAAP
       financial measures provide useful information to an investor. Revise to explain
       why management believes these are useful measures and the economic substance
       behind management's decision to use such a measure.
     ▪ You further indicate 'In addition, management believes that the exclusion of
       stock-based compensation expense allows investors to better track the
       performance of the Company without regard to the effects of, in the case of stock
       options, the settlement of an obligation that will be not made in cash.' Stock
       based compensation is a form of compensation similar to cash and is viewed as
       compensation by the recipients. Explain, in detail, why management believes that
       removing this form of compensation from your operating results would be useful
       to an investor as your current explanation does not provide a substantive basis for
       excluding such amounts. Furthermore, based on your current disclosures, it
       appears that you may be excluding this item as a liquidity measure rather than a
       performance measure. If that is the case, then explain why you are reconciling to
       net income as opposed to operating cash flows.

                               ****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin at (202) 551-3481 or the undersigned at (202) 551-3399 if you have questions regarding comments on the financial statements and related matters.

Very truly yours,

Kathleen Collins
Accounting Branch Chief